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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Technical Olympic USA, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

878483106

(Cusip Number)

Patricia M. Petersen, Esq.
4000 Hollywood Boulevard, Suite 500 N
Hollywood, Florida 33021
(954) 364-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878483106			Page 2 of 5 Pages

1.	Name of Reporting Person: Technical Olympic S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Greece

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 22,103,787 shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 22,103,787 shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,103,787 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 73.95%

14.	Type of Reporting Person (See Instructions): OO

2

CUSIP No. 837483106	13D	Page 3 of 5 Pages

     This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000, February 11, 2003 and November 13, 2003 by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

     (a)  Technical Olympic S.A. is the beneficial owner of 22,103,787 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 29,889,036 shares of Common Stock outstanding, represents 73.95% of the outstanding shares of Common Stock.

     Except as set forth below, none of the persons identified on Schedule A beneficially own any Common Stock:

Name	Number of Shares	Percent

Konstantinos Stengos	25,000	.08%

Mr. Stengos has the sole power to vote and dispose of the shares of Common Stock he beneficially owns.

     (b)  The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.

     (c)  Except as set forth below, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less:

•	On November 19, 2003, the Reporting Person sold 2,500,000 shares of Common Stock in an underwritten public offering (the “Offering”) at an offering price of $24.57 per share. The Offering was underwritten by Citigroup Global Markets Inc. and UBS Securities LLC (the “Underwriters”).

•	On December 5, 2003, the Reporting Person sold 675,000 shares of Common Stock at a price of $24.57 to the Underwriters pursuant to the Underwriter’s exercise of the over-allotment option in connection with the Offering.

     (d)  There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) above.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In order to induce the Underwriters to enter into the underwriting agreement in connection with the Offering, the Reporting Person entered into a Lock-Up Letter Agreement with the Underwriters dated as of November 13, 2003 (the “Agreement”). Pursuant to the Agreement, the Reporting Person has agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period of 90 days after November 13, 2003 without the consent of the Underwriters. In addition, the Reporting Person has agreed for a period of 90 days after November 13, 2003, to waive its right to require registration of Common Stock in connection with the filing of a registration statement relating to the Offering and not to demand registration of Common Stock

CUSIP No. 837483106	13D	Page 4 of 5 Pages

or securities convertible into or exchangeable for shares of Common Stock, without the consent of the Underwriters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

1. Lock-Up Letter Agreement

CUSIP No. 837483106	13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2003

TECHNICAL OLYMPIC S.A.

By: /s/ Konstantinos Stengos

Name: Konstantinos Stengos Title: Managing Director

Exhibit 1

Technical Olympic USA, Inc.

Common Stock

($0.01 Par Value)

November 13, 2003

Citigroup Global Markets Inc.
UBS Securities LLC,
      as Managing Underwriters

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

This Lock-Up Letter Agreement is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) to be entered into by Technical Olympic USA, Inc. (the “Company”), Technical Olympic S.A. and you, as Managing Underwriters, with respect to the public offering (the “Offering”) of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”).

In order to induce you to enter into the Underwriting Agreement, the undersigned agrees that for a period of 90 days after the date of the final prospectus relating to the Offering the undersigned will not, without the prior written consent of the Managing Underwriters, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the “Commission”) in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii). The foregoing sentence shall not apply to the registration of or sale to the Underwriters of any Common Stock pursuant to the Offering and the Underwriting Agreement.

In addition, the undersigned hereby waives any rights the undersigned may have to require registration of Common Stock in connection with the filing of a registration statement relating to the Offering. The undersigned further agrees that, for a period of 90 days after the date of the final prospectus relating to the Offering, the undersigned will not, without the prior written consent of the Managing Underwriters, make any demand for, or exercise any right with respect to, the registration of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock.

     If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Securities and Exchange Commission with respect to the Offering is withdrawn or (iii) for any reason the Underwriting Agreement shall be terminated prior to the time of purchase (as defined in the Underwriting Agreement), this Lock-Up Letter Agreement shall be terminated and the undersigned shall be released from its obligations hereunder.

Yours very truly,

TECHNICAL OLYMPIC S.A.

By: /s/ Konstantinos Stengos

Name: Konstantinos Stengos Title: Managing Director